Exhibit 4.1

THIS NOTE HAS BEEN ISSUED WITHOUT REGISTRATION OR QUALIFICATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF WITHOUT (A) SUCH REGISTRATION AND QUALIFICATION, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE MAKER IN FORM AND SUBSTANCE THAT SUCH SALE, TRANSFER, OR DISPOSITION MAY LAWFULLY BE MADE WITHOUT REGISTRATION OR QUALIFICATION.

NONNEGOTIABLE PROMISSORY NOTE

Initial Principal Amount: $2,327,692.48 Dated as of October 1, 2012

FOR VALUE RECEIVED, Glowpoint, Inc., a Delaware corporation (“Maker”), promises to pay to Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Sellers’ Representative, for the benefit of the Stockholders (as defined in the Merger Agreement (as defined below)) (“Payee”), in lawful money of the United States of America, the principal sum of $2,327,692.48 (the “Principal Amount”) plus any Interest (as defined below) thereof, subject to reduction as provided in the Merger Agreement and in the manner provided below.

This Note has been executed and delivered pursuant to, and is subject to the terms and conditions of, an Agreement and Plan of Merger (the “Merger Agreement”) dated August 10, 2012, among Maker, GPAV Merger Sub, Inc., a Delaware corporation, Affinity VideoNet, Inc., a Delaware corporation (“Affinity”), and Payee.  Capitalized terms used in this Note without definition have the respective meanings given to them in the Merger Agreement.

1.           INTEREST AND PAYMENTS

(a)
The unpaid Principal Amount will accrue interest at an annual rate equal to eight percent (8.0%), compounding on a quarterly basis (the “Interest”).  Interest on the unpaid balance of this Note shall be due and payable in arrears in quarterly payments commencing on April 1, 2013.  Interest on the outstanding principal amount will be computed on the basis of a year of 360 days and the actual number of days elapsed.

(b)
If any amounts required to be paid by Maker under this Note (including without limitation, principal or interest payable) remain unpaid after such amounts are due, then Maker shall pay interest on the aggregate, outstanding principal balance hereunder from the date Maker’s failure to make such payment until such past due amounts are paid in full, at a per annum rate equal to thirteen percent (13.0%) compounding on a quarterly basis.  All computations of default interest shall be based on a year of 360 days and actual days elapsed.

(c)
The Principal Amount, subject to any reduction as provided in the Merger Agreement and Section 1(f) below, will be payable in accordance with the following schedule, with any remaining Principal Amount to be due and payable in full on December 31, 2014 (the “Maturity Date”) (subject to any deferrals contemplated by Section 1(f) below):

(1)
Beginning on April 1, 2013 and continuing on the first day of each month thereafter, solely if Maker has achieved a minimum EBITDA, measured on a trailing three month basis as of such payment date, of at least $1,500,000, a principal payment under this Note in an amount equal to $50,000.  For purposes of this Note, “EBITDA” shall have the meaning ascribed to such term in the Comerica Loan Agreement (defined below);

(2)
An additional principal payment on June 30, 2013 in an amount equal to 40% of Maker’s trailing six month EBITDA as of such payment date less $3,000,000 solely if Maker is in compliance, immediately prior to such payment and immediately after giving effect to such payment, with the Modified Fixed Charge Ratio.  For purposes of this Note, Maker shall be in compliance with the “Modified Fixed Charge Ratio” if Maker maintains, measured on a rolling four (4) quarter basis, a ratio of (i) net income plus depreciation and amortization plus interest expense after eliminating therefrom all extraordinary nonrecurring items of income minus capital expenditures, minus distributions to (ii) the current portion of all long-term Indebtedness (including without limitation payments made under the Seller Note and provided that the parties agree and acknowledge that for the purposes of calculating the current portion of all long-term Indebtedness (as defined in the Comerica Loan Agreement), $1,000,000 shall represent the current portion of long-term Indebtedness with respect to the outstanding Growth Capital Advances under the Comerica Loan Agreement) plus interest expense, of at least 1.20 to 1.00; and

(3)
An additional principal payment on each of December 31, 2013, June 30, 2014, and December 31, 2014, in an amount equal to 40% of Maker’s trailing six month EBITDA as of such payment date less $3,000,000.

(d)
All payments on this Note will be made by wire transfer of immediately available funds to an account designated by Payee to Maker in writing, provided that Payee may change such account by providing not less than two Business Days written notice prior to any applicable payment date under Paragraph 1(a) and (c).  If any payment on this Note becomes due on a day that is not a Business Day, such payment will be due on the next succeeding Business Day.  Upon delivery of any payment on this Note to Payee, Maker shall have no further duty, liability or obligation with respect to delivery thereof to the Stockholders.

(e)	Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding amounts under this Note.

(f)
Maker may reduce the Principal Amount, or withhold and set off against any portion of the Principal Amount, to the extent provided in, and in accordance with the terms and conditions, of the Merger Agreement including, without limitation, (i) by any Excess Closing Date Adjustment, (ii) by any adjustment pursuant to Section 7.15 of the Merger Agreement and (iii) by any adjustment pursuant to Article IX of the Merger Agreement.  Any reduction of, or withholding or set off against, this Note pursuant to this Section 1(f), shall be applied against the payments of the Principal Amount (starting with the first payment on the six month anniversary of the Closing Date until such payment is reduced to $0 and, thereafter, against the next due payments in the same manner).  In the event of any such reduction, withholding or set off (as provided by and permitted under the Merger Agreement), any and all Interest whether accrued or previously paid with respect to the applicable portion of the Principal Amount will automatically be cancelled and shall not be due or payable under this Note at any time (or, if previously paid, such subsequent payments under Section 1(h) shall be reduced, on a dollar for dollar basis, by the amount of such previously paid Interest).  For the avoidance of doubt, such cancellation of Interest shall not be given effect for purposes of calculating the portion of the Principal Amount required to be reduced, withheld or set off to satisfy the obligations under the Merger Agreement.

(g)
Notwithstanding anything in this Note or the Merger Agreement to the contrary, in the event that Maker is prohibited from making any payments of principal or interest (the “Prohibited Payments”) pursuant to the terms of that certain (i) Loan and Security Agreement, dated as of the date hereof, by and among Maker, as borrower, and Comerica Bank (as amended, revised, restated or modified, the “Comerica Loan Agreement”), or (ii) Loan and Security Agreement, dated as of the date hereof, by and among Maker, as borrower, and Escalate Capital Partners SBIC I, L.P. (as amended, revised, restated or modified, the “Escalate Loan Agreement,” and together with the Comerica Loan Agreement, the “Senior Loan Agreements”), Maker’s obligation to make such Prohibited Payments shall be deferred until two (2) Business Days after such payments are permitted pursuant to the terms of the Senior Loan Agreements.

(h)
Upon the happening or occurrence of a Change in Control, Payee may, at Payee’s sole discretion, require Maker to prepay this Note, in whole or in part, upon ten (10) days prior written notice.  For purposes of this Note, a “Change in Control” means the sale of all or substantially all of Maker’s and its subsidiaries’ assets, taken as a whole, or a merger, reorganization, consolidation, or sale of voting securities such that Maker’s equityholders as of the date hereof and their affiliates do not directly or indirectly hold a majority of the voting securities of Maker (or the surviving entity to any such merger or consolidation) immediately following the closing of such transaction; provided, however, that in no event shall a “Change of Control” be deemed to have occurred hereunder if a Change of Control (as defined in the Senior Loan Agreements) has not occurred under the Senior Loan Agreements.

(i)
While any obligation remains owing under this Note, Maker shall not, and shall cause its subsidiaries, not to make any distributions or pay any dividends to any person on account of any equity ownership interest in Maker or any subsidiary (other than (i) those payable solely in equity securities issued by Maker or such subsidiary, (ii) those from any subsidiary to Maker) and (iii) dividends to holders of Maker’s Series B-1 Convertible Preferred Stock (“Series B-1 Preferred”) and Series A-2 Convertible Preferred Stock (Series A-2 Preferred”) on account of such Series B-1 Preferred or Series A-2 Preferred beginning on January 1, 2013, payable quarterly in arrears, in an aggregate amount not to exceed $160,000 in each quarter in accordance with the terms of the Certificate of Designations, Preferences and Rights of Series B-1 Convertible Preferred Stock of Glowpoint, Inc. and the Certificate of Designations, Preferences and Rights of Series A-2 Convertible Preferred Stock of Glowpoint, Inc., each as in effect on the date hereof, provided that Maker shall not make any such payment with respect to the Series B-1 Preferred or Series A-2 Preferred if, after giving effect to such payment, Maker’s cash balance would be less than 200% of the outstanding principal balance of this Note as of the date of such payment.

(j)
Upon the happening or occurrence of any Event of Default other than an Event of Default specified in clause (iii) of the definition of “Event of Default”, Payee may at its option declare immediately due and payable the entire unpaid Principal Amount of, and all accrued and unpaid Interest on, this Note, in which event the entire unpaid Principal Amount of, and all accrued and unpaid interest on, this Note shall become immediately due and payable.  Upon the happening or occurrence of an Event of Default specified in clause (iii) of the definition of “Event of Default”, the entire unpaid Principal Amount of, and all accrued and unpaid Interest on, this Note shall automatically become immediately due and payable, without further notice or demand.  Upon the happening or occurrence of any Event of Default, Payee may also exercise, pursue, enforce, and/or realize upon any available right or remedy provided at law or in equity.  The remedies provided for in this Note shall be cumulative and concurrent and may be pursued singularly, successively, or concurrently against Maker in the sole discretion of Payee.

For purposes of this Note, “Event of Default” shall mean the occurrence of any one or more of the following:

(i)	Subject to Section 1(g) above, Maker’s failure to pay all or any part of the Interest hereunder on the date due and payable and such failure continues for three (3) Business Days after such due date;

(ii)
Subject to Section 1(g) above, Maker’s failure to pay all or any part of the Principal Amount hereunder on the date due and payable and such failure continues for three (3) Business Days after such due date;

(iii)	Maker makes a payment with respect to the Series B-1 Preferred or Series A-2 Preferred in violation of this Note; or

(iv)
Maker or any other person obligated to pay any part of the indebtedness evidenced or governed by this Note: (1) commences any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of it or its debts under any debtor relief laws; or (2) in any involuntary case, proceeding, or other action commenced against it which seeks to have an order for relief entered against it, as debtor, or seeks reorganization, arrangement, adjustment, liquidation, dissolution, or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization, or relief of debtors, and (i) fails to obtain a dismissal of such case or proceeding or (ii) converts the case from one chapter of the Federal Bankruptcy Code to another chapter, or (iii) is the subject of an order for relief; or (3) applies or consents to have a trustee, receiver, custodian, intervenor, liquidator, or other similar official appointed for or take possession of all or any part of its property or has any court take jurisdiction of its property which continues for a period of sixty (60) days.

Notwithstanding anything to the contrary herein, the remedies available under this Note are subject, in all respects, to the terms, conditions and limitations contemplated by the Senior Loan Agreements and related loan documents, including any intercreditor or subordination agreements entered into in connection therewith.

2.           MISCELLANEOUS

(a)
No Waiver.  No delay or forbearance by act or omission on the part of Payee in the exercise of any power, option, right, or remedy under this Note, or in the collection of any money under this Note, shall operate as, or constitute, a waiver of Payee’s right to exercise any such power, right, option, or remedy or to collect any such money, nor render Payee liable for damages or to account for any such money not collected.  No single or partial exercise of, or failure to exercise, any power, right, option, or remedy provided to Payee under this Note shall preclude any other or further exercise of any such power, right, option, or remedy or the exercise of any other power, right, option, or remedy provided under this Note or at law or in equity.

(b)
Acceptance of Late or Partial Payments.  Payee may accept late or partial payment of any amount due under this Note; provided, however, that acceptance of one or more late or partial payments shall not constitute a waiver of any default nor of any of Payee’s rights to receive timely payment of any other payment.  Acceptance of any payment, whether partial or otherwise, after the happening or occurrence of an Event of Default and the acceleration of the due date of this Note shall not constitute a reinstatement of the pre-acceleration payment schedule, nor shall it impair any of Payee’s rights or remedies under this Note.

(c)
Compliance with Usury Laws.  All agreements between Maker and Payee are hereby expressly limited so that in no contingency or event shall the amount paid or agreed to be paid to the Payee for the use, forbearance, or detention of the money to be loaned under this Note, exceed the maximum amount permissible under the laws of Delaware.  If, at the time of any interest payment, the payment amount due under this Note transcends the legal limit, the obligation shall be reduced to the legal limit.  If the Payee should ever receive as interest an amount that exceeds the highest lawful rate, the amount that would be excessive as interest shall be applied to the reduction of the principal amount owing under this Note, and not to the payment of interest.

(d)
Waiver.  Maker waives presentment for payment, notice of nonpayment, protest, demand, notice of protest, notice of intent to accelerate, notice of acceleration and dishonor, diligence in enforcement and indulgences of every kind and without further notice hereby agrees to renewals, extensions, exchanges or releases of collateral, indulgences or partial payments, either before or after maturity.

(e)
Assignments and Successors.  This Note may not be assigned or transferred by Payee without the prior written consent of Maker.  Any purported assignment or transfer without such prior written consent will be void.  Subject to the foregoing, this Note will inure to the benefit of the permitted assigns of Payee.

(f)	Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State.

(g)
Resolution of Conflicts; Arbitration.  Any claim or dispute arising out of or related to this Note, or the interpretation, making, performance, breach or termination thereof, shall  be finally settled by binding arbitration in the County of Denver, State of Colorado in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association and judgment upon the award rendered may be entered in any court having jurisdiction thereof.  The arbitrator(s) shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a dispute.

(i)
Selection of Arbitrators.  Such arbitration shall be conducted by a single arbitrator chosen by mutual agreement of Maker and Payee.  Alternatively, at the request of either party before the commencement of arbitration, the arbitration shall be conducted by three independent arbitrators, none of whom shall have any competitive interests with Maker or Payee.  Maker and Payee shall each select one arbitrator.  The two arbitrators so selected shall select a third arbitrator.

(ii)
Discovery.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions for discovery abuses, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.

(iii)
Decision.  The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in an officer’s certificate shall be final, binding, and conclusive upon the parties to this Note.  Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s).  Within thirty (30) days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party.

(iv)
Other Relief.  The parties to the arbitration may apply to a court of competent jurisdiction for a temporary restraining order, preliminary injunction or other interim or conservatory relief, as necessary, without breach of this arbitration provision and without abridgement of the powers of the arbitrator(s).

(v)
Costs and Expenses.  The parties agree that each party shall pay its own costs and expenses (including counsel fees) of any such arbitration, and each party waives its right to seek an order compelling the other party to pay its portion of its costs and expenses (including counsel fees) for any arbitration.

(vi)           Notices.  Any notice required or permitted to be given under this Note shall be given in accordance with Section 11.6 of the Merger Agreement.

IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first written above.

Glowpoint, Inc.
By: /s/ Tolga Sakman
Name: Tolga Sakman Title: Chief Financial Officer